21 August 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 217,500 RELX PLC ordinary shares at a price of 1061.3832p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 88,818,635 ordinary shares in treasury, and has 1,118,126,516 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 19,120,300 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 100,000 RELX NV ordinary shares at a price of €14.1519 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 51,445,694 ordinary shares in treasury, and has 995,994,845 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 10,147,150 shares.